Via Facsimile and U.S. Mail
Mail Stop 4720

November 13, 2009

Mr. R. Milton Johnson
Executive Vice President and
Chief Financial Officer
HCA Inc.
One Park Plaza
Nashville, TN 37203

Re: HCA Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 001-11239

Dear Mr. Johnson:

    We have reviewed your October 5, 2009 response to our September 23, 2009 comment letter and have the following comments. We verbally communicated these comments on October 15, 2009 to you via a phone conversation. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts, page 41

1.   Please refer to your response to part (b) of our prior comment number two. Please confirm that you will include the information provided in your response in future filings.

Professional Liability Claims, page 43

2.   We have reviewed your response to our prior comment three:

- As previously requested in part (a), please revise your disclosure to provide a description of the method used to estimate unreported professional liability claims; and
- With respect to your response to part (f), we continue to believe that the requested disclosure relating to a sensitivity analysis for any significant assumptions for estimating your professional liability is needed. Please revise your disclosure to address the original comment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant